The Marquie Group, Inc.

7901 4th Street North, Suite 4000

St. Petersburg, FL 33702-4305

June 30, 2023

VIA EMAIL

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

CFTechnology@sec.gov

Re: Marquie Group, Inc.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Filed June 15, 2023

File No. 333-267970

Dear Sirs:

The Marquie Group, Inc., a Florida corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Post-Effective Amendment to the Registrant’s Registration Statement on Form S-1 effective at 10:00 A.M., EST, on July 5, 2023, or as soon thereafter as possible on such date.

The Company hereby acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission

Division of Corporate Finance

June 30, 2023

The Registrant requests that it be notified of such effectiveness, or any further comments or questions, via email or telephone call to Mr. John Thomas at (801) 816-2536.

Very truly yours,

THE MARQUIE GROUP, INC.

/s/ Marc Angell
Marc Angell
Chief Executive Officer